March 31, 2015

VIA EDGAR AND FED EX

Mr. Jaime G. John

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Public Storage
Form 10-K for the fiscal year ended December 31, 2014
Filed on February 25, 2015
File No. 001-33519

Dear Mr. John:

Set forth below is the response of Public Storage to the comments of the Staff that were set forth in your letter dated March 19, 2015, regarding our Form 10-K for the year ended December 31, 2014. The Staff’s comments, indicated in bold, are followed by the response on behalf of Public Storage.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Self-Storage Operations Summary, page 29

1.

We note the line item in your table “Total net income” is not consistent with Net income included on your Statements of Income. In future filings, please revise the label for this line item to more accurately reflect the amount presented and provide clarifying disclosure to the extent necessary. Make similar adjustments to presentation in the tables on pages 30 and 38 and elsewhere throughout the filing, if necessary. In your response, tell us how you plan to revise your presentation in the future.

Response:

In our future Exchange Act periodic reports, we will revise the line item labels on the tables in the following referenced pages of our Form 10-K for the year ended December 31, 2014: (i) “Total net income” on page 29 will be revised to “Operating income,” (ii) “Net income” on pages 30 and 38 will each be revised to “Operating income,” (iii) “Total ancillary net income” on page 43 will be revised to “Operating income,” and (iv) “Self-storage net income” and “Total net income from self-storage” on page 47 will each be revised to “Operating income from self-storage.”  We will also ensure that the terminology in our future filings is otherwise consistent, where applicable, with our financial statement captions.   We will also provide clarifying disclosure, as necessary.

In connection with Public Storage’s response to the Staff’s comments, Public Storage hereby acknowledges that:

•	Public Storage is responsible for the adequacy and accuracy of the disclosure in the filing,
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and
•	Public Storage may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me or Lily Hughes, our Chief Legal Officer, at 818-244-8080, ext. 1537, if you have additional questions on this matter.

Sincerely,

/s/ John Reyes

Senior Vice President and

Chief Financial Officer

cc: William Demarest

PUBLIC STORAGE

701 Western Avenue, Glendale, CA  91201

Tel: 818-241-8080

publicstorage.com